UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Dewey Electronics Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

252063102000
(CUSIP Number)


July 22, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



CUSIP No. 252063102000              13G            Page 2 of 5 Pages

1  NAME OF REPORTING PERSON   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  (entities only):

Frederick R. Dewey

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  *
(b)  *

3  SEC USE ONLY
4  CITIZENSHIP OR PLACE OF ORGANIZATION:

United States


NUMBER OF
SHARES               5  SOLE VOTING POWER
BENEFICIALLY            86,950
OWNED BY             6  SHARED VOTING POWER
EACH                    0
REPORTING            7  SOLE DISPOSITIVE POWER
PERSON                  86,950
WITH                 8  SHARED DISPOSITIVE POWER
                        0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
   86,950

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
    N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
    6.38%

12  TYPE OF REPORTING PERSON (See Instructions)
    IN


CUSIP NO. 252063102000           13G             Page 3 of 5 Pages


Item 1.

(a)  Name of Issuer:
     The Dewey Electronics Corporation

(b)  Address of Issuer's Principal Executive Offices:
     27 Muller Road, Oakland, NJ 07436

Item 2.

(a)  Name of Person Filing:
     Frederick R. Dewey

(b)  Address of Principal Business Office or, if none, Residence:
     2835 Second Street, Santa Monica, CA 90405

(c)  Citizenship:
     United States

(d)  Title of Class of Securities:
     Common Stock, $0.01 par value per share ("Shares")

(e)  CUSIP Number:
     252063102000

Item 3.

    Not applicable.

Item 4.  Ownership

The percentage used herein is calculated based upon the 1,362,031 Shares issued and outstanding as of July 22, 2009.

(a)  Amount beneficially owned:  86,950

(b)  Percent of class:  6.38%

(c)   (i)  Sole power to vote or direct the vote:  86,950
     (ii)  Shared power to vote or direct the vote:  0
    (iii)  Sole power to dispose or direct the disposition:  86,950
     (iv)  Shared power to dispose or direct the disposition:  0


CUSIP NO. 252063102000           13G               Page 4 of 5 Pages


Item 5.  Ownership Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable







Item 10.  Certification

       By signing below the signatory certifies that, to be best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO. 252063102000            13G                  Page 5 of 5 Pages


                               SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 29, 2009



/s/  Frederick R. Dewey
     Frederick R. Dewey











CUSIP No. 252063102000
13G
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